[redacted]

SECU 15045246 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED FEB 18 2015 WASH., DC 201

SEC FILE NUMBER
8-68645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ORCA CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 SW BROADWAY, SUITE 1710
(No. and Street)

PORTLAND	OR	97205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN B. DUFFETT (503) 886-8978
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERKINS & CO., P.C.
(Name – *if individual, state last, first, middle name*)

1211 S W FIFTH AVENUE, SUITE 1000	PORTLAND	OR	97034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJ

2/19/15

OATH OR AFFIRMATION

I, NORMAN B. DUFFETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORCA CAPITAL SECURITIES, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JANET S SCHERTZ
NOTARY PUBLIC - OREGON
COMMISSION NO. 475394
MY COMMISSION EXPIRES FEBRUARY 16, 2017

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORCA CAPITAL SECURITIES, LLC

Financial Statements
For the Fiscal Year End December 31, 2014
With
Report of Independent Registered Public
Accounting Firm

Contents

PERKINS & CO

+ 1211 SW Fifth Avenue, Suite 1000
+ Portland, Oregon 97204-3710

+ Telephone: 503.221.0336
+ Fax: 503.294.4378

+ www.perkinsaccounting.com

Report of Independent Registered Public Accounting Firm

The Member of
Orca Capital Securities, LLC

We have audited the accompanying statement of financial condition of Orca Capital Securities, LLC (the Company), as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orca Capital Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Perkins & Company, P.C.

February 6, 2015

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets		
Cash and cash equivalents	$	51,980
Accounts receivable		1,795
Prepaid expenses		11,948
Property & Equipment, Net		17,044
Deposits		5,808
Total Assets	$	88,575

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable	$	16,691
Accrued liabilities		5,296
Total Liabilities		21,987
Member's Capital		
Member's capital		658,000
Accumulated Loss		(591,412)
Total Member's Capital		66,588
Total Liabilities and Member's Capital	$	88,575

The accompanying notes are an integral part of these financial statements.

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Investment banking	$	686,681
Interest and dividends		377
Other revenue		19,314
Total Revenue		706,372
Expenses:		
Employee compensation and benefits		545,581
Professional fees		56,622
Occupancy and equipment		51,285
Travel expenses		27,402
Communications and data processing		21,545
Advertising and marketing		12,950
License and registration		3,287
Other expenses		52,701
Total Expenses		771,373
Net Loss	$	(65,001)

The accompanying notes are an integral part of these financial statements.

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Member's Equity	Accumulated Loss	Total Member's Equity
Balance, January 1, 2014	$ 603,000	$ (526,411)	$ 76,589
Member contributions	130,000	-	130,000
Member distributions	(75,000)		(75,000)
Net loss for the period ended December 31, 2014	-	(65,001)	(65,001)
Balance, December 31, 2014	$ 658,000	$ (591,412)	$ 66,588

The accompanying notes are an integral part of these financial statements.

ORCA CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows used in operating activities		
Net loss	$	(65,001)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		7,903
Fixed asset write-off disposal		130
Change in accounts receivable		(141)
Change in prepaid expenses		(4,295)
Change in deposits		(200)
Change in accounts payable		(4,171)
Change in accrued liabilities		4,320
Net cash used in operating activities		(61,455)
Cash flows used in investing activities		
Purchase of fixed assets		(7,038)
Net cash used in investing activities		(7,038)
Cash flows provided by financing activities		
Member contributions		130,000
Member distributions		(75,000)
Net cash provided by financing activities		55,000
Net decrease in cash and cash equivalents balance		(13,493)
Beginning cash and cash equivalents balance		65,473
Ending cash and cash equivalents balance	$	51,980

The accompanying notes are an integral part of these financial statements.

ORCA CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

Orca Capital Securities, LLC (Company) is a Broker/Dealer primarily engaged in providing investment banking services. The Company was organized in the State of Oregon in June 2010. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in Oregon, and it maintains licensing and registration in certain states.

Accounts Receivable

Investment banking receivables are periodically reviewed to determine whether the amounts are collectible. Investment banking receivables are written off when they are determined to be uncollectible.

Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code and applicable state statutes and therefore, the Company's income flows through to the member to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the partnership election is in effect.

Management believes it has no material uncertain tax positions and, accordingly, it has not recorded a liability for unrecognized tax benefits. Generally, the Company is subject to examination by federal, state and local income tax authorities for three years following the filing of a tax return. The Company is subject to examination for tax years beginning in 2012.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment banking revenues include fees earned from providing services related to merger and acquisition, private placements, and financial advisory services provided to the Company's customers upon entering into an agreement. Investment banking fees are recognized and recorded when earned and upon settlement. Deferred revenues arising from non-refundable retainers are recognized as revenues when considered earned, generally upon the completion of certain investment banking materials or per a predetermined amount of time after commencement of the engagement effort.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing expense for the year ended December 31, 2014 was $12,950.

Cash and Cash Equivalents

The Company considers cash and money market funds to be cash and cash equivalents. The Company maintains its cash in bank deposits at regional financial institutions. Deposits at times may have exceeded federally insured limits.

NOTE 2 SIGNIFICANT CONCENTRATIONS

One customer represented approximately 64% of total revenue for the year ended December 31, 2014.

NOTE 3 LEASES

The Company occupies office space under a non-cancelable operating lease which was extended and expires in April 30 2017. Office rent expense for 2014 was $40,433 and is included in occupancy and equipment in the statement of income. The following is a schedule by years of future minimum lease payments required by non-cancelable operating leases.

Year		Required Minimum Lease Payments
2015	$	27,718
2016		28,586
2017		9,722
	$	66,026

NOTE 4 PROPERTY AND EQUIPMENT

Depreciation is provided on a straight-line basis using estimated useful lives of five years. The major classes of assets as of the balance sheet date are as follows:

Asset Class		Cost		Accumulated Depreciation/Amortization		Net
Computer equipment	$	7,386	$	(4,427)	$	2,959
Furniture & fixtures		26,442		(14,890)		11,552
Office equipment		1,622		(162)		1,460
Telephone equipment		1,312		(1,093)		219
Leasehold improvements		2,769		(2,215)		554
Web-site development		1,200		(900)		300
Total	$	40,731	$	(23,687)	$	17,044

Depreciation and amortization expense was $7,903 during 2014.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Rule requires that the Company maintain minimum net capital of $5,000. At December 31, 2014, the Company had net capital of $29,994, which was $24,994 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.73 to 1.

NOTE 6 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 06, 2015, the date the financial statements are issued, and has concluded that other than closing an investment banking deal with a customer that generated a success fee of $775,000 which closed and settled in 2015, no other recognized subsequent events have occurred since its fiscal year ended December 31, 2014.

NOTE 7 EXEMPTION FROM RESERVE REQUIREMENTS

The Company does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the company is exempt pursuant to Rule 15c3-3 subparagraph (k)(2)(i) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

NOTE 8 CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

NOTE 9 EMPLOYEE BENEFIT PLAN

The Company sponsors a Safe Harbor 401(k) plan benefiting employees who have been with the Company for at least one year. The Safe Harbor contribution is 3%. For the year, the Company contributed $10,067 to the plan which is included in employee compensation and benefits in the statement of income.

SUPPLEMENTAL INFORMATION

ORCA CAPITAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

Net Capital		
Total Member's capital	$	66,588
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		1,795
Prepaid expenses		11,948
Property & Equipment, Net		17,044
Deposits		5,808
Total nonallowable assets		36,595
Net capital	$	29,993
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	16,691
Accrued liabilities		5,296
Total aggregate indebtedness	$	21,987
Computation of basic net capital requirement		
Minimum net capital requirement	$	5,000
Excess net capital	$	24,993
Ratio: aggregate indebtedness to net capital		73.31%

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report filed on January 21st 2015	$	29,994
Adjustments (due to rounding)		(1)
Net capital, per audited report	$	29,993

ORCA CAPITAL SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Orca Capital Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: Norman Duffett

Name: Norman Duffett

Title: CEO

PERKINS & CO

+ 1211 SW Fifth Avenue, Suite 1000
+ Portland, Oregon 97204-3710

+ Telephone: 503.221.0336
+ Fax: 503.294.4378

+ www.perkinsaccounting.com

Report of Independent Registered Public Accounting Firm

The Member
Orca Capital Securities, LLC

We have reviewed management's statements, included in the accompanying *Exemption Report SEC Rule 17-a-5(d)(4)*, in which (1) Orca Capital Securities, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Perkins & Company, P.C.

February 6, 2015

PERKINS & CO

+ 1211 SW Fifth Avenue, Suite 1000
+ Portland, Oregon 97204-3710

+ Telephone: 503.221.0336
+ Fax: 503.294.4378
+ www.perkinsaccounting.com

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member

Orca Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Orca Capital Securities, LLC, and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Orca Capital Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Orca Capital Securities, LLC's management is responsible for Orca Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursement register and check copy), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Perkins & Company, P.C.

February 6, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068645
ORCA CAPITAL SECURITIES, LLC
1000 SW BROADWAY
SUITE 1710
PORTLAND, OR 97205-3061

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $1,718

B. Less payment made with SIPC-6 filed (exclude interest) (1,467)
7/28/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 251

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $251

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $251

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ORCA CAPITAL SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28th day of January , 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2014
and ending DEC 31, 2014
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$706,373
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed out of pocket expenses	19,314
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	19,314
2d. SIPC Net Operating Revenues	$687,059
2e. General Assessment @ .0025	$1,718

(to page 1, line 2.A.)